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SECURITIES AND EXCHANGE COMMISSION

"Washington, D.C. 20549"



SCHEDULE 13G/A
Amendment 1

(12/31/2002)

Under the Securities Exchange Act of 1934




"PALATIN TECHNOLOGIES, Inc."
-----------------------------------------------------------------
(Name of Issuer)



COMMON STOCK, $0.01 Par Value
-----------------------------------------------------------------
(Title of Class of Securities)


696077304
-----------------------------------------------------------------
(CUSIP Number)




Check the appropriate box to designate the Rule pursuant to which this
Schedule if Filed:

(x)  Rule 13d - 1 (b)
(x)  Rule 13d - 1 (c)
( )  Rule 13d - 1 (d)

CUSIP Number:	696077304

1) NAME OF REPORTING PERSON
	"ALBERT FRIED JR. "


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
					(a) |   |
					(b) | X |
3) SEC USE ONLY

4) CITIZEN OR PLACE OF ORGANIZATION
	NEW YORK


5) SOLE VOTING POWER
	"3,498,175"

6) SHARED VOTING POWER
	"3,689,974"

7) SOLE DISPOSITIVE POWER
	"3,498,175"

8) SHARED DISPOSITIVE POWER
	"3,660,675"

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	"3,660,675"

10)CHECK BOX IF AGG AMOUNT IN ROW (9) EXCL CERTAIN SHARES:
	|X|

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	12.44%

12) TYPE OF REPORTING PERSON
	 IN

1) NAME OF REPORTING PERSON
	"THE FRIED FOUNDATION, INC."
	13-3197403

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
					(a) |   |
					(b) | X |
3) SEC USE ONLY

4) CITIZEN OR PLACE OF ORGANIZATION
	Delaware


5) SOLE VOTING POWER
	"162,500 (Shares issuable upon Warrant exercise)"

6) SHARED VOTING POWER
	None

7) SOLE DISPOSITIVE POWER
	"162,500"

8) SHARED DISPOSITIVE POWER
	None

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	"162,500"

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	0.55%

12) TYPE OF REPORTING PERSON
	 OO

1) NAME OF REPORTING PERSON
	"ALBERT FRIED & COMPANY, LLC "
	13-5089432

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
					(a) |   |
					(b) | X |
3) SEC USE ONLY

4) CITIZEN OR PLACE OF ORGANIZATION
	NEW YORK


5) SOLE VOTING POWER
	"29,299"

6) SHARED VOTING POWER
	None

7) SOLE DISPOSITIVE POWER
	"29,299"

8) SHARED DISPOSITIVE POWER
	None

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	"29,299"

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	0.1%

12) TYPE OF REPORTING PERSON
	 BD

ITEM 1(a)  	NAME OF ISSUER:

"PALATIN TECHNOLOGIES, INC."

ITEM 1(b) 	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               "4C Cedarbrook Drive"
               "Cranbury, New Jersey  08512"

ITEM 2(a) 	NAME OF PERSON FILING:

"This statement is filed on behalf of Albert Fried, Jr., The"
"Fried Foundation, Inc. and Albert Fried & Company, LLC., an"
"NASD Member Firm."

"Albert Fried Jr. is the founder and President of The Fried" "Foundation Inc,a charitable foundation. Albert Fried Jr is" "also the managing member of Albert Fried & Company, LLC, an" "NASD Member Firm. Albert Fried & Company, LLC is a market" "maker ("dealer") in the Issuer's security."

"The members of Albert Fried & Company, LLC are Albert Fried "
"Jr., The Fried Group, LLC., Christina E. Fried and Anthony"
"G. Katsingris."

ITEM 2(b) 	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

"Albert Fried, Jr's: 3158 Route 9G, Rhinebeck, NY 12572"
"The Fried Foundation Inc's and Albert Fried & Company LLC's"
"business address are both 60 Broad Street, 39th Floor,"
"New York, NY  10004."

ITEM 2(c) CITIZENSHIP:

"Albert Fried Jr. is a citizen of the United States."
"The Fried Foundation,Inc. is a charitable foundation"
"organized in Delaware."
"Albert Fried & Company, LLC is organized under the laws of " the state of New York. Each of the individuals referred to in item 2(a) above is a citizen of the United States."

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

"COMMON STOCK, $0.01 Par Value "

ITEM 2(e)  CUSIP NUMBER:

69677304

ITEM 3 STATEMENT IS FILED PURSUANT TO RULE 13d-1(C):

ITEM 	4	OWNERSHIP

 3,689,974** (a mix on common stock and common issuable upon" warrants exercise)."

** This figure includes 2,573,074 shares of common stock and an" additional 925,101 shares issuable upon exercise of warrants"
"owned by Albert Fried Jr."
"
** This figure includes 162,500 shares of common issuable upon"
"warrant exercise held by The Fried Foundation."

"** Includes 29,299 common shares held by Albert Fried & Company, LLC ("AF&Co"). Albert Fried Jr disclaims,"
"for purposes of Section 16 of the Securities Exchange Act"
"of 1934, as amended, any beneficial ownership "
"of shares held by AF&Co, except to the extent of Mr. Fried's" "indirect pecuniary interest therein, and this report shall" "not be deemed an admission that he is the beneficial owner" "of such securities for purposes of Section 16 or for any " "other purposes."
"AF&Co is a market-maker("dealer") in the Issuer's common" "stock, acquiring and disposing of the Issuer's shares"
"in the ordinary course of the firm's market making operations" "and incident to the establishment of a secondary market for" "such security in accordance with Section 16(d) of the" "Securities Exchange Act of 1934."

ITEM 	4(a)	AMOUNT BENEFICIALLY OWNED:
	"3,689,974"	SHARES OF COMMON STOCK & WARRANTS

4(b) PERCENT OF CLASS:
      12.54%

4(c) NUMBER OF SHARES AS WHICH SUCH PERON HAS:
(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE - "3,498,175"
(ii) SHARES POWER TO VOTE OR TO DIRECT THE VOTE -"3,689,974"
(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
     "3,498,175"	SHARES
(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
     OF - "3,660,675"

ITEM 5 OWNERSHIP OF LESS THAN FIVE PERCENT OF A CLASS:
			YES	| |	NO	|x |

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
            NOT APPLICABLE

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
            NOT APPLICABLE

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
NOT APPLICABLE

ITEM 9 NOTICE OF DISSOLUTION OF GROUP:
NOT APPLICABLE

ITEM 10  CERTIFICATION:

"By signing below I certify that, to the best of my "
"knowledge and belief, the securities referred to above were"

"not acquired and are not held for the purpose of or with the" "effect of changing or influencing the control of the issuer" "of such securities and were not acquired and are not held in" "connection with or as a participant in any transaction having" " such purpose or effect."

"After reasonable inquiry and to the best of my knowledge and belief, I
"
"certify that the information set forth in this statement is true, " complete and correct.

DATE:	1/10/02

"ALBERT FRIED Jr"
By	"/s/ Albert Fried, Jr."


	----------------------
	"Name:  Albert Fried, Jr"



DATE:	1/10/02

"THE FRIED FOUNDATION, INC."
By	"/s/ Albert Fried, Jr."


	----------------------
	"Name:  Albert Fried, Jr"
	Title: President



DATE:	1/10/02

"ALBERT FRIED & COMPANY, LLC."
By	"/s/ Anthony Katsingris"


	----------------------
	"Name:  Anthony Katsingris"
	Title: Member